Exhibit 21.0

List of Subsidiaries

Subsidiaries	Percentage Ownership	Jurisdiction or State of Incorporation

Naugatuck Valley Savings and Loan	100%	United States

Naugatuck Valley Mortgage Servicing Corporation (1)	100%	Connecticut

(1)	Wholly owned subsidiary of Naugatuck Valley Savings and Loan